SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)
Eos Energy Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29415C 101
(CUSIP Number)

July 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C 101	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage VI LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage Bridge LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Transmission LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage Bridge Phase II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 0
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 0
		10.	SHARED DISPOSITIVE POWER 4,325,131)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021.

CUSIP No. 29415C 101	13D	Page 10 of 15 Pages

1.	NAMES OF REPORTING PERSONS Russell Stidolph
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 336,287(1)
		8.	SHARED VOTING POWER 4,325,131
		9.	SOLE DISPOSITIVE POWER 336,287(1)
		10.	SHARED DISPOSITIVE POWER 4,325,131
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,661,418(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents (i) 192,126 shares underlying vested stock options and (ii) 144,161 shares held by The 2008 Stidolph Family Trust.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is the sum of (i) 51,801,267, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 13, 2021 and (ii) 192,126 shares underlying vested stock options owned by Mr. Stidolph.

CUSIP No. 29415C 101	13D	Page 11 of 15 Pages

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 27, 2020 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Eos Energy Enterprises, Inc. (the “Company”) that the Reporting Persons are deemed to beneficially own. The Company’s principal executive offices are located at 3920 Park Avenue, Edison, New Jersey 08820.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

With the exception of the PIPE Shares and Distribution Shares (each as defined below), the Reporting Persons acquired the securities reported herein as consideration in the Business Combination pursuant to the Merger Agreement.

The source of the funds for Bridge’s and Bridge II’s acquisition of the PIPE Shares was the working capital of Bridge and Bridge II, respectively.

The information set forth in Item 4 of this Statement is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Merger Agreement

On November 16, 2020, the Company consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated September 7, 2020 (the “Merger Agreement”), by and among the Company, BMRG Merger Sub, LLC (“Merger Sub I”), BMRG Merger Sub II, LLC (“Merger Sub II”), Eos Energy Storage LLC (“Eos OpCo”), New Eos Energy LLC (“Eos HoldCo”) and AltEnergy VI. The transactions contemplated by the Merger Agreement are referred to herein collectively as the “Business Combination.”

CUSIP No. 29415C 101	13D	Page 12 of 15 Pages

At the closing of the Business Combination (the “Closing”), (1) Merger Sub I merged with and into Eos HoldCo, with Eos HoldCo continuing as the surviving company and a wholly-owned subsidiary of the Company, and (2) Eos HoldCo then merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company and a wholly-owned subsidiary of the Company. At the effective time of the merger of Merger Sub I with and into Eos HoldCo: (i) all of the issued and outstanding limited liability company interests of Eos HoldCo, including those held by the Reporting Persons, were automatically cancelled and converted into the right to receive, among other things, shares of Common Stock in accordance with the terms and subject to the conditions set forth in the Merger Agreement, and (ii) each outstanding Eos Holdco option, including those held by Mr. Stidolph, were cancelled and converted into an option to purchase shares of Common Stock.

Pursuant to the Merger Agreement, the former equityholders of Eos HoldCo are required to indemnify the Company and certain others and save and hold each of them harmless against any damages and losses suffered, incurred or paid by them as a result of, arising out of or related to certain matters as set forth in the Merger Agreement. The Merger Agreement provides that, as a security for the indemnification obligations described in the Merger Agreement, the former equityholders of Eos HoldCo will assign, pledge and grant to the Company for the benefit of indemnitees under the Merger Agreement a continuing first priority security interest in and lien upon all right, title and interest of such unitholder in and to a number of shares of Common Stock equal to 40% of the portion of the merger consideration delivered to each such equityholder under the Merger Agreement. Accordingly, of the 4,469,292 shares of Common Stock held by the Reporting Persons that were originally issued pursuant to the Merger Agreement, 1,787,716 shares are pledged to the Company for the benefit of such indemnitees and may not be transferred until the date that is the earlier of (i) September 7, 2022 and (ii) the date on which the specified indemnified matters pursuant to the Merger Agreement have been finally resolved, and either (x) no obligations are due and payable as a result thereof, or (y) all obligations have been paid to such indemnitees in full (the “Share Pledge”).

Subscription Agreements

According to the Issuer’s Current Report on Form 8-K, filed on November 20, 2020, on November 16, 2020, immediately prior to the Closing, the Company issued to a number of purchasers (each, a “PIPE Investor”) an aggregate of 4,000,000 shares of the Company’s Class A common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $40,000,000, pursuant to separate subscription agreements (each, a “Subscription Agreement”). Upon the Closing, all shares of the Company’s Class A common, including the PIPE Shares, were reclassified as shares of Common Stock.

Each of Bridge and Bridge II is a PIPE Investor and a party to a Subscription Agreement. Pursuant to their respective Subscription Agreements, Bridge acquired 74,250 PIPE Shares for an aggregate purchase price of $742,500.00, and Bridge II acquired 22,500 PIPE Shares for an aggregate purchase price of $225,000.00.

In accordance with the Subscription Agreements, the Issuer filed a registration statement registering the resale of the PIPE Shares, which was declared effective on November 20, 2020.

Distribution

On July 30, 2021 AltEnergy I, AltEnergy II, AltEnergy V, Bridge and Bridge II each made a pro rata distribution to its members in an aggregate amount of 2,349,630 shares of the Company’s common stock. Of that distribution, 815,026 shares were distributed to AltEnergy, 144,161 shares were distributed to The 2008 Stidolph Family Trust (the “Trust”), and the remaining distribution was made to unaffiliated investors.

CUSIP No. 29415C 101	13D	Page 13 of 15 Pages

On August 3, 2021, AltEnergy I, AltEnergy II, AltEnergy V, Bridge and Bridge II each made a pro rata distribution to its members in an aggregate amount of 1,275,374 shares of the Company’s common stock. The shares subject to the July 30, 2021 and August 3, 2021 distribution are referred to herein as the “Distribution Shares.”.

Registration Rights Agreement

Upon the Closing, the Company, on the one hand, and certain former equityholders of Eos HoldCo (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II), on the other hand, entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is required to, within forty-five (45) days after the Closing, file a registration statement registering the resale of all or any portion of the Common Stock issued as merger consideration under the Merger Agreement (the “Registrable Securities”). Holders of the Registrable Securities (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II) will also have certain “piggy-back” registration rights with respect to registration statements and rights to require the Company to register for resale such securities pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Under the Registration Rights Agreement, the Company agreed to indemnify the holders of Registrable Securities (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II) and certain persons or entities related to such stockholders against any losses or damages resulting from any untrue statement or omission of a material fact in any prospectus or prospectus supplement pursuant to which they sell registrable securities, unless the liability arose from their misstatement or omission. Such holders of Registrable Securities, in turn, agreed that if their Registrable Securities are included among the securities as to which registration, qualification or compliance is being effected, then such holders of Registrable Securities would indemnify the Company and certain persons or entities related to the Company against all losses caused by such holders’ misstatements or omissions in those documents.

Director Nomination Agreement

AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II are parties to a Director Nomination Agreement, dated as of November 16, 2020 (the “Director Nomination Agreement”), by and among the Issuer, Eos OpCo, B. Riley Principal Sponsor Co. II, LLC, a Delaware limited liability company (“B. Riley”) and the other former equityholders of Eos HoldCo who were issued shares of Common Stock in connection with the Business Combination (collectively, the “Old Eos Equityholders”).

Pursuant to the Director Nomination Agreement, B. Riley and the Old Eos Equityholders have, among other things, the right to designate members to be appointed or nominated for election to the Company’s board of directors, in accordance with the terms and subject to the conditions set forth therein. The Director Nomination Agreement requires B. Riley and the Old Eos Equityholders not to cast any vote for any person not appointed, nominated or designated in accordance with the procedures set forth in the Director Nomination Agreement and not to grant any proxy or become party to any voting trust or other agreement or arrangement which is inconsistent with, conflicts with or violates any provision of the Director Nomination Agreement.

CUSIP No. 29415C 101	13D	Page 14 of 15 Pages

The foregoing descriptions of the Merger Agreement, the Subscription Agreements, the Registration Rights Agreement, and the Director Nomination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The response of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Statement are incorporated by reference into this Item 5.

Of the 4,469,292 shares of Common Stock owned by the Reporting Persons that were issued pursuant to the Merger Agreement, 1,787,716 shares are subject to the Share Pledge. See the discussion of the Share Pledge set forth in Item 4, which is incorporated by reference into this Item 5.

Mr. Stidolph is the managing director of AltEnergy, the managing member of each of AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission and Bridge II, and has voting and dispositive power with respect to the securities owned by AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission and Bridge II. Mr. Stidolph disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein

Mr. Stidolph is the trustee of the Trust and has voting and dispositive power with respect to the securities owned by the Trust. Mr. Stidolph disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein

By virtue of the fact that AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II are a party to the Director Nomination Agreement, the Reporting Persons may be deemed to be a member of a “group”, as defined in Rule 13d-5 promulgated under the Exchange Act, with the other Old Eos Equityholders, B. Riley and/or certain of their affiliates. Pursuant to such definition, each of the Reporting Persons, the other Old Eos Equityholders, and B. Riley may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. Based on the Issuer’s Quarterly Report on Form 10-Q, filed on May 13, 2021, the 29,730,341 shares of Common Stock issued to the Old Eos Equityholders in the Business Combination, together with 6,881,279 shares of Common Stock beneficially owned by B. Riley and its affiliates, represent approximately 70.7% of the outstanding shares of Common Stock. None of the beneficial ownership data disclosed in this Statement includes any shares of Common Stock that the Reporting Persons may be deemed to beneficially own pursuant to their membership in any such Rule 13d-5 group, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock by virtue of any such Rule 13d-5 group.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 29415C 101	13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2021

AltEnergy LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage II LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage V LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy VI LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Transmission LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge Phase II LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

/s/ Russell Stidolph
MR. RUSSELL STIDOLPH

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 6, 2021

AltEnergy LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage II LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage V LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy VI LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Transmission LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge Phase II LLC

By:	/s/ Russell Stidolph
Russell Stidolph,
as senior managing director

/s/ Russell Stidolph
MR. RUSSELL STIDOLPH